Flamel Technologies Announces Results of Annual Meeting

Lyon, France – June 24, 2011– Flamel Technologies S.A. (NASDAQ: FLML) today announced the results of its annual ordinary and extraordinary meeting held on June 24, 2011, chaired by Mr. Elie Vannier.  The election of all members of the Board of Directors of the Company proposed for renewal for a further one-year term was approved by holders of 93% of the Company’s shares.  Each additional resolution proposed favorably by management at the meeting was approved overwhelmingly.

Mr. Elie Vannier will continue to serve as the Company’s non-Executive Chairman.  Also re-elected to the Company’s Board of Directors were: Mr. Lodewijk J.R. de Vink, former Chairman and Chief Executive Officer of Warner Lambert; Dr. Francis J.T. Fildes, former Senior Vice President, Head of Global Development for AstraZeneca; Mr. John Vogelstein, former President of Warburg Pincus; and Mr. Stephen H. Willard, Flamel’s Chief Executive Officer.  In addition, shareholders voted in favor of the three new board members that were nominated.   The three new members of the board are: Dr. Catherine Bréchignac, Permanent Secretary of the French Academy of Sciences and former Chairwoman of the National Center for Scientific Research (CNRS); Mr. Guillaume Cerutti, the Chairman and CEO of Sotheby’s France; and the Honorable Craig Stapleton, former United States Ambassador to France.

“We are pleased to have the continued support of Flamel’s shareholders,” said Mr. Elie Vannier, non-Executive Chairman of Flamel.  “We now are working with nine of the top twenty-five pharmaceutical companies in the world on projects that involve both novel and already-marketed molecules, including the beta interferon project that we are developing with Merck Serono.    Both of the Company’s drug delivery technology platforms maintain considerable comparative advantage in their respective areas and have been the subject of numerous patent applications in the past year.  Additionally, the company has pursued relationships using these platforms to develop first in class product opportunities with development stage biotechnology and specialty pharmaceutical companies as an additional component to our diversified partnering strategy.  These opportunities may result in increased economic participation in the relevant molecules being developed.  We continue to be well-positioned to leverage the advantages that both platforms bring to our partners with respect to safety and efficacy, as well as greater convenience for patients and their caregivers.  As a result, we believe in the coming year we will achieve important milestones with our lead projects, with the additional benefit of providing all of our shareholders with increased visibility to the work that the Company is conducting with our partners.”

About Flamel

Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms.  Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is currently the subject of a Phase 2 trial in hepatitis C virus patients.  The Company has developed approved products and manufactures Micropump-based microparticles.  Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including Baxter, GlaxoSmithKline, Merck Serono and Pfizer.  Additional information can be found at www.flamel.com.

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
(011) 33-4-7278-3434
(011) 33-4-7278-3435
Marlio@flamel.com

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2010.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.